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May 11, 2009

VIA EDGAR, UPS AND FACSIMILE—(202) 772-9202

Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Mara Ransom, Branch Chief
Ramin Olson, Attorney-Advisor
John Fieldsend, Attorney-Advisor
James Allegretto, Senior Assistant Chief Accountant
Sarah Rottman, Assistant Chief Accountant
    Re:
    OpenTable, Inc.
    Registration Statement on Form S-1 (Registration No. 333-157034)

Ladies and Gentlemen:

        On behalf of OpenTable, Inc. (the "Company" or "OpenTable"), we are hereby filing Amendment No. 5 ("Amendment No. 5") to the Company's above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the "Commission") on January 30, 2009 (the "Registration Statement"). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 5, three of which have been marked to show changes from the prior filing of the Registration Statement.

        Amendment No. 5 has been revised to reflect the Company's responses to the comments received by facsimile on May 8, 2009 from the staff of the Commission (the "Staff"). For ease of review, we have set forth below each of the numbered comments of your letter and the Company's responses thereto. All page numbers in the responses below refer to Amendment No. 5, except as otherwise noted below.

General

  1.
  We note your response to comment one in our letter dated April 29, 2009. Again, prior to the effectiveness of this registration statement, we need to receive a copy of the letter or a telephone call from the Financial Industry Regulatory Authority confirming that it has completed its review and has no further concerns regarding the underwriting compensation terms and arrangements pertaining to this offering.

    Response:    The Company acknowledges the Staff's comment and re-confirms that it will ensure that the Staff receives a copy of the letter or a telephone call from the Financial Industry Regulatory Authority confirming that it has completed its review and has no further concerns regarding the underwriting compensation terms and arrangements pertaining to this offering.

Policies and Procedures for Related Party Transactions, page 95

  2.
  We note your response to comment one in our letter dated April 29, 2009 and your new disclosure in this section. In the first paragraph of this section, you state that you do not currently have a "formal, written policy or procedure for the review and approval of related party transactions." However, in the subsequent paragraph, you state that your board has "adopted a written related person transaction policy, effective upon the consummation of this offering, to set forth the policies and procedures for the review and approval or ratification of related person transactions." Please clarity these seemingly inconsistent statements. Also, please explain the meaning of "consummation of this offering" to clarify when your related person transaction policy will become effective.

    Response:    The Company has revised the disclosure on page 96 in response to the Staff's comment. As described on page 96, while the Company does not currently have a written related person transaction policy, it has adopted one which will be effective upon the completion of the offering.

  3.
  In this regard, we note your disclosure that all "related party transactions may only be consummated if [y]our audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy." Please revise your disclosure to describe these guidelines in the policy so that you discuss specifically the manner in which the audit committee reviews, approves, or ratifies related party transactions based upon the specifics facts and circumstances presented as required by Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

    Response:    The Company has revised the disclosure on page 96 in response to the Staff's comment.

  4.
  Your disclosure is silent as to whether you entered into transactions or agreements subject to Item 404(a) of Regulation S-K with certain related parties. Therefore, if true please disclose that you have no related party transactions or agreements to disclose pursuant to Item 404 of Regulation S-K. If you have related party transactions or agreements that you are required to disclose, please revise your document to describe those transactions or agreements and state whether the terms of those transactions or agreements were comparable to terms you could have obtained from unaffiliated third parties.

    Response:    The Company has revised the disclosure on page 95 in response to the Staff's comment.

Principal and Selling Stockholders, page 96

  5.
  We note your response to comment one in our letter dated April 29, 2009 and your new disclosure in this section. In the last row of your Principal and Selling Stockholder table, you list as a group "[a]ll other selling stockholders." Please disclose each selling stockholder to which you refer in a separate row of the table.

    Response:    In response to the Staff's comment, the Company has revised the disclosure on page 98 to include each selling stockholder that is a registered broker-dealer or an affiliate of a registered broker-dealer in a separate row of the Principal and Selling Stockholder table.

    The Company respectfully advises the Staff that the Company provided the aggregated disclosure of the selling stockholders listed in the group "All other selling stockholders" in reliance on the Commission's Compliance & Disclosure Interpretations, Section 240.01, which states, "Item 507 of Regulation S-K requires certain disclosure concerning each selling shareholder for whose account the securities being registered are to be offered. The Division staff has permitted this disclosure to be made on a group basis, as opposed to an individual basis, where the aggregate holding of the group is less than 1% of the class prior to the offering. Where the aggregate holding of the group is less than 1% of the class but for a few major shareholders, the disclosure for the members of the group other than the major shareholders also may be made on a group basis." The selling stockholders aggregated in the "All other selling stockholders" group include selling stockholders not individually listed who in the aggregate beneficially own less than 1% of the Company's common stock prior to the offering. Therefore, the Company believes that its disclosure in the Registration Statement is consistent with Item 507 of Regulation S-K and Section 240.01 of the Compliance & Disclosure Interpretations.

  6.
  Also, in footnote (2) to the table, if true, please disclose that J. William Gurley has the sole voting and investment control with respect to the shares held by Benchmark Capital Partners IV, L.P. If not true, please disclose the natural person, natural persons, or registered company that exercises sole or shared voting and investment control with respect to those shares.

    Response:    The Company has revised the disclosure on page 99 in response to the Staff's comment.

  7.
  Further, in footnote (27) to the table, you state that your selling stockholder, WorldSpan OpenTable Holdings LLC, is an indirect wholly-owned subsidiary of Travelport Limited, which is indirectly controlled by The Blackstone Group L.P. In this regard, you disclose the individual board members of both Travelport and Blackstone. Additionally, please disclose whether any or all of these board members exercise sole or shared voting and investment control of the shares to be offered by WorldSpan OpenTable Holdings. If not, please disclose the natural person, natural persons, or registered company that exercises sole or shared voting and investment control with respect to those shares.

    Response:    The Company has revised the disclosure on page 102 in response to the Staff's comment and based on further information provided to the Company by the selling stockholder.

Item 16, Exhibits and Financial Statements, page II-2

  8.
  We note your response to comment one in our letter dated April 29, 2009. Please file counsel's legal opinion and consent as exhibits to your registration statement. Also, we note that with the initial registration statement you filed on January 30, 2009, you filed your bylaws as

    Exhibit 3.3, but you indicate in the exhibit table in this section and in your Exhibit Index that the bylaws were filed as Exhibit 3.4. Please revise or advise.

    Response:    The Company has filed counsel's legal opinion and consent as Exhibits 5.1 and 23.1, respectively. The Company has revised the disclosure on pages II-2 and II-3 and the Exhibit Index to clarify that the bylaws referred to as Exhibit 3.4 in Amendment No. 4 to the Registration Statement were previously filed as Exhibit 3.3 in the original filing of the Registration Statement.

*****

        Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ PATRICK A. POHLEN Patrick A. Pohlen of LATHAM & WATKINS LLP

Enclosures

cc:
Jeffrey D. Jordan, OpenTable, Inc.
Matthew Roberts, OpenTable, Inc.
Kathleen M. Wells, Esq., Latham & Watkins LLP
Connie Y. Chen, Esq., Latham & Watkins LLP